FORM 12b-25	SEC FILE NUMBER 001-35963

NOTIFICATION OF LATE FILING	CUSIP NUMBER 67778H200

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:  _______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Ohr Pharmaceutical, Inc.
Full Name of Registrant
Former Name if Applicable 800 Third Avenue, 11th Floor
Address of Principal Executive Office (Street and Number) New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ohr Pharmaceutical, Inc. (the “Company”) was unable to complete its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016 (the “Quarterly Report”) prior to the filing deadline for the Quarterly Report on February 9, 2017 as the result of the need to complete quarterly end closing procedures and financial statement preparation. As a result of this delay, the Company is unable to file its Quarterly Report by the prescribed filing date without unreasonable effort or expense.

The Company expects to file the Quarterly Report within the extension period of 5 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company’s expectation regarding the timing of the filing of the Quarterly Report and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its independent registered public accounting firm to complete the work necessary in order to file the Quarterly Report in the time frame that is anticipated or unanticipated changes being reported in the Company’s operating results as reported in the Quarterly Report as filed. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Sam Backenroth	212	682-8452
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company expects to report in the Quarterly Report the following operating results for the quarterly period ended December 31, 2016:

The Company had no net revenues from operations for the three months ended December 31, 2016 (“2016”) and for the three months ended December 31, 2015 (“2015”). General and administrative expenses from operations are expected to be $1,746,356 in 2016 and were $1,218,128 in 2015. The Company expects to incur $4,931,144 in research and development expenses in 2016 and incurred $2,076,280 in 2015. Depreciation and amortization expense are expected to be $298,435 in 2016 and were $297,740 in 2015. The Company expects to recognize a net loss of $6,975,654 in 2016 and a net loss of $6,145,462 in 2015.

Ohr Pharmaceutical, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 9, 2017	By:	/s/ Sam Backenroth
Sam Backenroth, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).